03014750

SECU[illegible] COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-48974

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) **AND ENDING** December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EIM Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Madison Avenue, 22nd Floor
(No. and Street)

New York	NY	10021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Manzo **(212) 809-7171**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 04 2003 WASH. D.C. 165 SECTION

CHECK ONE:
X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PROCESSED
MAR 21 2003
THOMSON

OATH OR AFFIRMATION

I, **Walter A. Kapuscinski**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **EIM Securities (USA) Inc.**, as of **December 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP

Title

Notary Public

BRIGITTE DURAND
Notary Public, State of New York
No. 01DU4893007
Qualified in New York County
Commission Expires May 4, ~~2001~~ 2003

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income.
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplemental Report of Independent Auditors on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

EIM Securities (USA) Inc.

Year ended December 31, 2002
with Report and Supplementary Report of Independent Auditors

EIM Securities (USA) Inc.

Financial Statements
and Supplementary Information

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Shareholder of
EIM Securities (USA) Inc.

We have audited the accompanying statement of financial condition of EIM Securities (USA) Inc. (the "Company") as of December 31, 2002, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 28, 2003

EIM Securities (USA) Inc.

Statement of Financial Condition

December 31, 2002

Assets		
Cash	$	218,010
Due from related parties		338,913
Prepaid expenses		10,528
Other assets		5,633
Total assets	$	573,084
Liabilities and shareholder's equity		
Liabilities:		
Accounts payable and accrued expenses	$	50,893
Due to related party		3,996
Total liabilities		54,889
Shareholder's equity:		
Capital stock (3,000 shares authorized, issued and outstanding, without par value)	$	–
Additional paid in capital		851,533
Accumulated deficit		(333,338)
Total shareholder's equity		518,195
Total liabilities and shareholder's equity	$	573,084

See notes to financial statements.

EIM Securities (USA) Inc.

Statement of Operations

Year ended December 31, 2002

Revenues:		
Referral fees	$	396,008
Other		10,578
Total revenues		406,586
Expenses:		
Salaries and related expenses		53,421
Professional fees		175,919
Insurance		143,352
Charitable contributions		46,684
Other		33,088
Total expenses		452,464
Net loss	$	(45,878)

See notes to financial statements.

EIM Securities (USA) Inc.

Statement of Changes in Shareholder's Equity

Year ended December 31, 2002

	Capital Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2001	$ –	$ 1,601,533	$ (287,460)	$ 1,314,073
Net loss	–	–	(45,878)	(45,878)
Capital withdrawal	–	(750,000)	–	(750,000)
Balance, December 31, 2002	$ –	$ 851,533	$ (333,338)	$ 518,195

See notes to financial statements.

EIM Securities (USA) Inc.

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities	
Net loss	$ (45,878)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	24,371
Decrease in due from related parties	154,515
Decrease in prepaid expenses	93,294
Decrease in other assets	118,165
Decrease in accounts payable and accrued expenses	(271,482)
Decrease in due to related party	(8,395)
Decrease in deferred rent	(65,549)
Net cash provided by operating activities	(959)
Cash flows from investing activities	
Sale of fixed assets	311,026
Cash flows from financing activities	
Capital withdrawal	(750,000)
Net decrease in cash	(439,933)
Cash, beginning of year	657,943
Cash, end of year	$ 218,010

See notes to financial statements.

EIM Securities (USA) Inc.

Notes to Financial Statements

December 31, 2002

1. Organization

EIM Securities (USA) Inc. (the "Company") was incorporated under the name European Investment Managers, Inc. under the laws of the State of Delaware on October 11, 1991, and the name of the Company was changed to its present name on March 22, 1999. The Company is a wholly owned subsidiary of EIM Holding (USA) Inc. (the "Parent"), which is owned by EIM Holding Luxembourg SA ("Luxembourg"). The Company is a registered broker-dealer in securities with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is also registered as an introducing broker with the Commodities Futures Trading Commission and is a member of the National Futures Association. The Company was formed for the purpose of acting as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors and implementing the private placement of securities. The Company is a (k)(2)(i) broker-dealer and exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Referral fees are recognized on an accrual basis. However, certain referral fees are received from third-party funds through affiliates. Under those arrangements, accruals are based on fees received by the affiliates. The accrual does not include fees to be collected from the third-party fund by the affiliate. Such fees are recorded on a cash basis, given the uncertainty and timing of such payments.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

On April 1, 2002, furniture, fixtures, equipment and leasehold improvements were sold to an affiliate for their book value of $311,026. During the period from January 1, 2002 through March 31, 2002 depreciation was computed using the straight-line method based upon the estimated useful lives of the fixed assets.

3. Income Taxes

The Company is included in the consolidated income tax returns of the Parent. The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" on a separate company basis. Temporary differences between recorded amounts and the tax basis of assets and liabilities are recorded at current income tax rates as deferred tax assets and liabilities.

For the year ended December 31, 2002 the Company had a Federal income tax benefit of approximately $15,000 against which a 100% valuation allowance was recorded. As of December 31, 2002, the Company had a net operating loss carryforward of approximately $405,000 for federal income tax purposes that begins to expire in 2020. The tax effect of this net operating loss carryforward that gives rise to deferred tax asset is approximately $137,000. The Company has recorded a 100% valuation allowance against the deferred tax asset since it is not presently ascertainable whether these benefits will be realized in the future.

4. Retirement Plan

The Company participates in a noncontributory 401 (k) plan which covers substantially all employees who have completed three months of service and elect to participate.

5. Related Party Transactions

The Company receives fees for the referral of investors to offshore hedge funds. These fees are collected by an affiliate and paid to the Company. The Company also receives fees for the referral of investment advisory clients to an affiliate. Each of these fees amounted to a total of $396,008 for the year ended December 31, 2002. As of December 31, 2002, the Company is still owed $338,913 by various affiliates relating to these referral fees.

A U.S. affiliate of the Company currently incurs certain salaries and operating expenses on behalf of the Company and does not charge the Company. The deferred rent balance as of December 31, 2001 has been transferred to a U.S. affiliate for cash. The Company currently incurs certain insurance and legal expenses on behalf of a U.S. affiliate and does not charge this affiliate.

6. Commitments

The Company has an operating lease for its premises, which expires on August 31, 2008. Minimum future rental commitments for this lease are as follows:

Year ending December 31:	Amount
2003	$ 629,904
2004	646,837
2005	655,304
2006	672,237
2007	680,704
Thereafter	453,802
Minimum future rentals	$ 3,738,788

The leased premises are shared by the Company, its Parent and the U.S. affiliate. The U.S. affiliate has agreed to incur the entire lease rental commitments without charge to the Company.

7. Net Capital Requirement

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of net capital which shall be at least the greater of $5,000 or six and two thirds percent of aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $163,121, which was $158,121 in excess of its required net capital of $5,000. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was 0.34 to 1.

Supplementary Information

EIM Securities (USA) Inc.

Computation of Net Capital Pursuant to
Uniform Net Capital SEC Rule 15c3-1

December 31, 2002

Total shareholder's equity	$	518,195
Nonallowable assets:		
Due from related parties		338,913
Prepaid expenses		10,528
Other assets		5,633
Total nonallowable assets		355,074
Net capital		163,121
Minimum net capital requirement—the greater of 6-2/3% of aggregate indebtedness of $54,889 or $5,000		5,000
Excess net capital	$	158,121
Ratio of aggregate indebtedness to net capital		0.34 to 1
Aggregate indebtedness		
Accounts payable and accrued expenses	$	50,893
Due to related party		3,996
	$	54,889

There are no differences between the audited Computation of Net Capital included above and the corresponding schedule included in the Company's unaudited December 31, 2002 Form X-17A-5 Part IIA Filing, as amended on February 28, 2003.

EIM Securities (USA) Inc.

Statement Regarding Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplementary Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

To the Shareholder of
EIM Securities (USA) Inc.

In planning and performing our audit of the financial statements of EIM Securities (USA) Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC") and Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Regulation 1.16 of the CFTC and Rule 17a-5(g) of the SEC in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's and SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Regulation 1.16 of the CFTC and Rule 17a-5(g) of the SEC lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the CFTC and SEC to be adequate for its purposes in accordance with the Commodity Exchange Act, Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the CFTC's and SEC's criteria.

This report is intended solely for the information and use of the shareholder, management, the CFTC, the SEC, the National Association of Securities Dealers, Inc., the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC and Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2003